UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 03, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 May 2024
Exhibit No. 2	Total Voting Rights dated 01 May 2024
Exhibit No. 3	Transaction in Own Shares dated 02 May 2024
Exhibit No. 4	Transaction in Own Shares dated 03 May 2024
Exhibit No. 5	Transaction in Own Shares dated 07 May 2024
Exhibit No. 6	Transaction in Own Shares dated 08 May 2024
Exhibit No. 7	Director/PDMR Shareholding dated 08 May 2024
Exhibit No. 8	Publication of Final Terms dated 08 May 2024
Exhibit No. 9	Transaction in Own Shares dated 09 May 2024
Exhibit No. 10	Transaction in Own Shares dated 10 May 2024
Exhibit No. 11	Transaction in Own Shares dated 13 May 2024
Exhibit No. 12	Transaction in Own Shares dated 14 May 2024
Exhibit No. 13	Transaction in Own Shares dated 15 May 2024
Exhibit No. 14	Publication of Suppl.Prospcts dated 15 May 2024
Exhibit No. 15	Transaction in Own Shares dated 16 May 2024
Exhibit No. 16	Transaction in Own Shares dated 17 May 2024
Exhibit No. 17	Notice of Redemption dated 17 May 2024
Exhibit No. 18	Transaction in Own Shares dated 20 May 2024
Exhibit No. 19	Transaction in Own Shares dated 21 May 2024
Exhibit No. 20	Transaction in Own Shares dated 22 May 2024
Exhibit No. 21	Transaction in Own Shares dated 23 May 2024
Exhibit No. 22	Publication of Final Terms dated 23 May 2024
Exhibit No. 23	Transaction in Own Shares dated 24 May 2024
Exhibit No. 24	Transaction in Own Shares dated 28 May 2024
Exhibit No. 25	Transaction in Own Shares dated 29 May 2024
Exhibit No. 26	Transaction in Own Shares dated 30 May 2024
Exhibit No. 27	Transaction in Own Shares dated 31 May 2024
Exhibit No. 28	Publication of Final Terms dated 31 May 2024

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 03, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	30 April 2024
Number of ordinary shares purchased:	3,426,823
Highest price paid per share:	205.4000p
Lowest price paid per share:	203.0500p
Volume weighted average price paid per share:	204.1152p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,000,163,371 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,000,163,371 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6953M_1-2024-4-30.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 209,642,483 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 180.3708p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

1 May 2024

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2024, Barclays PLC's issued share capital consists of 15,000,163,371 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,000,163,371 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends –

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 3

 2 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	1 May 2024
Number of ordinary shares purchased:	4,919,816
Highest price paid per share:	205.2500p
Lowest price paid per share:	202.1000p
Volume weighted average price paid per share:	204.1106p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,995,528,876 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,995,528,876 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9000M_1-2024-5-1.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 214,562,299 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 180.9151p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 4

3 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	2 May 2024
Number of ordinary shares purchased:	3,440,000
Highest price paid per share:	205.3000p
Lowest price paid per share:	200.9500p
Volume weighted average price paid per share:	202.5554p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,992,244,232 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,992,244,232 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0793N_1-2024-5-2.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 218,002,299 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 181.2566p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

7 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	3 May 2024
Number of ordinary shares purchased:	4,961,882
Highest price paid per share:	203.4000p
Lowest price paid per share:	199.8600p
Volume weighted average price paid per share:	201.3647p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,987,319,114 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,987,319,114 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2637N_1-2024-5-3.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 222,964,181 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 181.7041p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 6

8 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	7 May 2024
Number of ordinary shares purchased:	6,919,000
Highest price paid per share:	210.5000p
Lowest price paid per share:	204.4500p
Volume weighted average price paid per share:	207.9051p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,982,217,239 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,982,217,239 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4990N_1-2024-5-7.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 229,883,181 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 182.4927p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

8 May 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£2.026 per Share	592
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-05-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£2.026 per Share	1,184
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-05-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

Publication of Final Terms

The following final terms (the “Final Terms”) are available for viewing:

Final Terms in relation to Barclays PLC’s issue of EUR 1,000,000,000 4.347 per cent. Fixed Rate Resetting Senior Callable Notes and EUR 750,000,000 Floating Rate Senior Callable Notes due 08 May 2035, issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below “Disclaimer – Intended Addressees” before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full documents, please paste the following URLs into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6881N_1-2024-5-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6881N_2-2024-5-8.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER – INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 March 2024 (as supplemented by the prospectus supplement dated 26 April 2024) which together constitute a base prospectus (the “Prospectus”) for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the “UK Prospectus Regulation”).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you In an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service Is conditional upon complying with the above requirement.

Exhibit No. 9
 9 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	8 May 2024
Number of ordinary shares purchased:	3,328,000
Highest price paid per share:	213.1500p
Lowest price paid per share:	209.6500p
Volume weighted average price paid per share:	211.4686p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,978,976,984 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,978,976,984 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6910N_1-2024-5-8.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 233,211,181 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 182.9062p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

10 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	9 May 2024
Number of ordinary shares purchased:	3,307,000
Highest price paid per share:	214.6000p
Lowest price paid per share:	211.9000p
Volume weighted average price paid per share:	213.0396p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,975,727,447 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,975,727,447 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8800N_1-2024-5-9.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 236,518,181 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 183.3275p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

13 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	10 May 2024
Number of ordinary shares purchased:	4,689,000
Highest price paid per share:	215.0500p
Lowest price paid per share:	212.6000p
Volume weighted average price paid per share:	213.8663p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,971,094,283 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,971,094,283 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0638O_1-2024-5-10.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 241,207,181 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 183.9212p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

14 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	13 May 2024
Number of ordinary shares purchased:	4,651,837
Highest price paid per share:	216.1000p
Lowest price paid per share:	213.5500p
Volume weighted average price paid per share:	214.6998p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,966,463,973 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,966,463,973 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2479O_1-2024-5-13.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 245,859,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 184.5035p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 13

15 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	14 May 2024
Number of ordinary shares purchased:	4,660,000
Highest price paid per share:	217.9500p
Lowest price paid per share:	213.8000p
Volume weighted average price paid per share:	215.5713p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,961,841,933 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,961,841,933 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4405O_1-2024-5-14.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 250,519,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 185.0814p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

Publication of Prospectus Supplement

The following prospectus supplement (the "Prospectus Supplement") is available for viewing:

Prospectus Supplement dated 8 May 2024 in connection with Barclays PLC's issue of £1,250,000,000 8.500% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities") incorporating the Prospectus dated 1 March 2024 relating to the Securities (the "Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Prospectus Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6074O_1-2024-5-15.pdf

A copy of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Prospectus Supplement referred to above must be read in conjunction with the Base Prospectus.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Please note that the information contained in the Prospectus Supplement and the Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus Supplement and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or the Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Prospectus Supplement and the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 15

16 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	15 May 2024
Number of ordinary shares purchased:	4,604,000
Highest price paid per share:	218.2500p
Lowest price paid per share:	212.5500p
Volume weighted average price paid per share:	215.4857p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,957,282,446 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,957,282,446 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6301O_1-2024-5-15.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 255,123,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 185.6301p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

17 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	16 May 2024
Number of ordinary shares purchased:	6,569,000
Highest price paid per share:	215.5500p
Lowest price paid per share:	213.2500p
Volume weighted average price paid per share:	214.6653p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,950,744,336 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,950,744,336 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8112O_1-2024-5-16.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 261,692,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 186.3590p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

17 May 2024

Barclays PLC
Notice of Redemption and Cancellation of Listing to the Holders of

EUR 750,000,000 0.750 per cent. Reset Notes due 2025 (the "Notes")

ISIN: XS2082324364

NOTICE IS HEREBY GIVEN by Barclays PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 9 June 2024 (the "Redemption Date"), in accordance with Condition 10(c) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 9 June 2023 to, but excluding, the Redemption Date (the "Redemption Price"). The Redemption Date is not a business day and, as a result, the payment of principal and interest payable on redemption of the Notes will be made on 10 June 2024, which is the next succeeding business day, through the Clearing Systems. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 10 June 2024.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Exhibit No. 18

20 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	17 May 2024
Number of ordinary shares purchased:	4,653,000
Highest price paid per share:	216.6000p
Lowest price paid per share:	215.0000p
Volume weighted average price paid per share:	215.8682p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,946,112,764 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,946,112,764 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9877O_1-2024-5-17.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 266,345,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 186.8745p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

21 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	20 May 2024
Number of ordinary shares purchased:	3,229,000
Highest price paid per share:	218.1500p
Lowest price paid per share:	216.3000p
Volume weighted average price paid per share:	217.2798p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,942,897,517 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,942,897,517 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1766P_1-2024-5-20.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 269,574,018 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 187.2387p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

22 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	21 May 2024
Number of ordinary shares purchased:	4,605,315
Highest price paid per share:	217.5500p
Lowest price paid per share:	213.6500p
Volume weighted average price paid per share:	215.4061p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,938,327,156 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,938,327,156 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3607P_1-2024-5-21.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 274,179,333 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 187.7118p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

23 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	22 May 2024
Number of ordinary shares purchased:	4,597,000
Highest price paid per share:	217.6000p
Lowest price paid per share:	211.8000p
Volume weighted average price paid per share:	215.8682p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,933,748,299 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,933,748,299 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5403P_1-2024-5-22.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 278,776,333 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 188.1761p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 22

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of JPY 37,300,000,000 1.233 per cent. Fixed Rate Resetting Senior Callable Notes due 23 May 2028, JPY 2,800,000,000 1.410 per cent. Fixed Rate Senior Callable Notes due 23 May 2030, and JPY 12,500,000,000 1.909 per cent. Fixed Rate Resetting Senior Callable Notes due 23 May 2035, issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full documents, please paste the following URLs into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7036P_1-2024-5-23.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7036P_2-2024-5-23.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7036P_3-2024-5-23.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 March 2024 (as supplemented by the prospectus supplement dated 26 April 2024) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 23

24 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	23 May 2024
Number of ordinary shares purchased:	4,716,343
Highest price paid per share:	215.9500p
Lowest price paid per share:	211.1500p
Volume weighted average price paid per share:	213.9628p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,929,051,598 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,929,051,598 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7457P_1-2024-5-23.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 283,492,676 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 188.6051p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 24

28 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	24 May 2024
Number of ordinary shares purchased:	4,624,722
Highest price paid per share:	216.6500p
Lowest price paid per share:	210.8000p
Volume weighted average price paid per share:	214.2718p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,924,426,876 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,924,426,876 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9317P_1-2024-5-24.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 288,117,398 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 189.0171p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 25

29 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	28 May 2024
Number of ordinary shares purchased:	3,225,000
Highest price paid per share:	220.1000p
Lowest price paid per share:	216.7000p
Volume weighted average price paid per share:	218.4445p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,921,252,170 ordinary shares with voting rights.1

There are no ordinary shares held in Treasury.

The above figure 14,921,252,170 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1728Q_1-2024-5-28.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 291,342,398 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 189.3428p per ordinary share.

Note:

1.    Please note a correction to the Company's issued share capital disclosed in the RNS announcement related to transactions in own shares released on 28 May 2024 (RNS Number: 9317P). Following the cancellation of the shares repurchased on 24 May 2024, the Company's issued share capital would have been 14,924,450,619 ordinary shares with voting rights rather than 14,924,426,876 as stated.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 26

30 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	29 May 2024
Number of ordinary shares purchased:	3,195,000
Highest price paid per share:	219.4000p
Lowest price paid per share:	213.6500p
Volume weighted average price paid per share:	216.2996p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,918,103,476 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,918,103,476 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3525Q_1-2024-5-29.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 294,537,398 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 189.6353p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 27

31 May 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	30 May 2024
Number of ordinary shares purchased:	4,659,143
Highest price paid per share:	219.4500p
Lowest price paid per share:	213.6000p
Volume weighted average price paid per share:	217.6725p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,913,446,841 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,913,446,841 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5502Q_1-2024-5-30.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 299,196,541 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 190.0719p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 28

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,500,000,000 4.973 per cent. Fixed Rate Resetting Subordinated Callable Notes due 31 May 2036 issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7036Q_1-2024-5-31.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

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